ECOLAND INTERNATIONAL, INC.
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, California 91423

September 10, 2007

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ecoland International, Inc., Registration Statement on Form SB-2, Amendment No. 3, Filed July 16, 2007; File No. 333-140396

Dear Mr. Schwall:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated July 31, 2007 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter. Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

Market Analysis, page 15

1. We note your response to prior comment 5. To put your assumptions in a better context, disclose here the total amount of guano in metric tons you have sold in South Africa in the past year and since inception.

Response: This has been included to show how much guano has been imported into South Africa since inception for the purposes of assessing the potential market size.

Financial Statements

2. Please refer to the financial statement updating requirements of Rule 3-10(g) of Regulation S-B and provide updated audited financial statements with your next amendment.

Response: The accompanying audited financial statements have been updated through the Company’s fiscal year ended May 31, 2007 as required under Regulation S-B.

3.  Please provide an updated consent with your next amendment.

Response: An updated consent is included with the amended SB-2 as required.

Bat Guano Harvesting, Sterilization and Packaging, page 12

4. We note your disclosure that you have established a stockpile of bat guano in South Africa. Please explain why you have not reported any inventory on your balance sheet.

Response: The Company does not have any cost basis in the stockpiled bat guano. Accordingly, no inventory is carried on the balance sheet.

Market Analysis, page 14

5. We note your reference to cost per pound. Please also provide the equivalent cost per kilo for the convenience of the reader. We note that you have provided cost per kilo in other parts of your filing.

Response: The equivalent cost per kilo is parenthetically provided in the amended SB-2 as requested.

Summary Compensation Table, page 25

6. We note your disclosure on page 26 that indicates that you issued 20 million common shares to Capital Sense, Ltd, formerly Robert Russell on June 30, 2005. Please explain why this issuance is reported as a restricted stock award for your fiscal year ended May 31, 2005.

Response: The 20,000,000 common shares were issued for services performed by Mr. Russell during the fiscal year ended May 31, 2006. The financial statements properly reflect the period in which the compensation expense was incurred by the Company as being the fiscal year ended May 31, 2006. The compensation table has been revised to show that the restricted stock award occurred in 2006 instead of 2005.

7. We note your disclosure on page 24 that indicates that you agreed to issue options for 20 million common shares to David Wallace on May 15, 2005. Please explain why this issuance is reported as a restricted stock award for your fiscal year ended May 31, 2006. We note that the options were exercised on September 7, 2005.

Response: The 20,000,000 common shares were issued as a result of the exercise of options earned by and exercised by Mr. Wallace during the fiscal year ended May 31, 2006. The financial statements properly reflect the period in which the compensation expense was incurred by the Company as being the fiscal year ended May 31, 2006. The compensation table is correct.

Financial Statements
Note 3 - Common Stock, page F-10

8. Please revise your disclosure to clarify whether or not the shares issued to David Wallace represent purchase consideration in exchange for his ownership of Guano Distributors (Pty) Ltd or stock based compensation.

Response: The following has been inserted under Certain Relationships and Related Transactions to clarify that the shares issued to David Wallace represent stock based compensation and not purchase consideration as similarly disclosed in Note 3 to the financial statements:

“As compensation for services performed in the formation of Ecoland, we have issued shares of our common stock to Messrs. Wallace and Russell, with an approximate value of $40,000.”

9. We note your disclosure on page 24 that you issued options to David Wallace in exchange for his ownership in Guano Distributors. Please expand your disclosure to indicate the terms of this transaction and how it was accounted for. Additionally, explain how you determined the value of the options issued.

Response: We have added the following disclosure under the heading Options Granted in Last Fiscal Year to clarify the terms of the agreement, to indicate how the transaction was accounted for and how the value of the options was determined.

“No options were granted during the fiscal year ended May 31, 2006, other than issuance of an option to Mr. Wallace on May 15, 2005 to acquire 20,000,000 shares of our common stock. Mr. Wallace was owed $20,000 for the services he performed in forming Guano Distributors (Pty) Ltd. which was recorded as an expense in the financial statements. Mr. Wallace exercised his option on September 7, 2005 by offsetting his accrued compensation against the exercise price of the options of $20,000. The options were valued at the fair value of the underlying shares of common stock as determined by the transaction in which the Company issued 20,000,000 shares to Mr. Robert Russell for $20,000 in services.”

10. Please explain why it is appropriate to determine the fair value of the shares to Robert Russell and David Wallace based on the fair value of services provided in connection with the formation of the Company. Refer to paragraphs 18 and 20 of SFAS 123.

Response: SFAS 123, paragraphs 18 and 20 require that: “The fair value of a share of nonvested stock awarded to an employee shall be measured at the market price (or estimated market price, if the stock is not publicly traded) of a share of the same stock as if it were vested and issued on the grant date. The fair value of a share of restricted stock awarded to an employee, that is, a share that will be restricted after the employee has a vested right to it, shall be measured at its fair value, which is the same amount as a share of similarly restricted stock issued to non employees. A nonpublic entity shall estimate the value of its options based on the factors described in the preceding paragraph, except that a nonpublic entity need not consider the expected volatility of its stock over the expected life of the option. The result of excluding volatility in estimating an option's value is an amount commonly termed minimum value.”

We estimated that the fair value of the shares was the par value of the shares. There was to that point no sale of shares to establish any other market value for the shares. The fair value of the services was determined to approximate the par value of the shares issued.

Very truly yours,

/s/ David Wallace
David Wallace, Chief Executive Officer and Chief Financial Officer